Exhibit 1

Japan International Cooperation Agency

This description of Japan International Cooperation Agency is dated September 26, 2025 and appears as Exhibit 1 to its Annual Report on Form 18-K filed with the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF JAPAN INTERNATIONAL COOPERATION AGENCY.

FURTHER INFORMATION

This document appears as an exhibit to the Annual Report of Japan International Cooperation Agency (“JICA”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K. Additional information with respect to JICA is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and other amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. You may also request a copy of such Annual Report, exhibits and amendments thereto and other information mentioned above by writing or calling JICA. Written requests for such documents should be directed to Japan International Cooperation Agency, Nibancho Center Building 5-25, Niban-cho, Chiyoda-ku, Tokyo 102-8012, Japan, Attention: Budget for Finance and Investment Account, and Capital Markets Division, Treasury, Finance and Accounting Department, JICA, Japan. JICA’s telephone number is 81-3-5226-9279. Such Annual Report, exhibits and other amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document, all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on September 22, 2025 as reported by the Bank of Japan at 5:00 p.m., Tokyo time, was 148.12 = $1.00, and the noon buying rate on September 19, 2025 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was 147.83 = $1.00.

References in this document to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

References in this document to “JICA” are to “Japan International Cooperation Agency”.

Figures in tables included in this document may not add up to totals due to rounding.

PRESENTATION OF FINANCIAL INFORMATION

The fiscal year end of JICA is March 31. JICA’s financial statements have been prepared in accordance with accounting principles for incorporated administrative agencies generally accepted in Japan, which may differ in certain respects from accounting principles for business enterprises generally accepted in Japan.

JICA’s operations are separated into two categories for accounting purposes pursuant to Article 17 of the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency (the “JICA Act”): (a) a General Account, which is largely funded by management grants from the Japanese government, and (b) a Finance and Investment Account, which is funded through capital contributions and borrowings from the Japanese government, bonds issued to investors and interest and revenues generated by JICA from loans disbursed.

The following financial statements are contained in the Annual Report on Form 18-K filed with the Commission of which this document is a part: (i) the annual audited balance sheet as of March 31, 2025, the related audited statements of administrative service operation cost, income, changes in net assets and cash flows for the fiscal year ended March 31, 2025, and the significant accounting policies, notes and detailed statements relating thereto, all in respect of the General Account of JICA and (ii) the annual audited balance sheet as of March 31, 2025, the related audited statements of administrative service operation cost, income, changes in net assets and cash flows for the fiscal year ended March 31, 2025, and the significant accounting policies, notes and detailed statements relating thereto, all in respect of the Finance and Investment Account of JICA.

JICA’s general policy is to consider engaging a new auditor every five years. JICA has engaged Ernst & Young ShinNihon LLC to audit its financial statements since the fiscal year ended March 31, 2018. JICA re-engaged Ernst & Young ShinNihon LLC for another five-year engagement in the fiscal year ended March 31, 2023. Ernst & Young was selected after a competitive bidding process involving multiple auditor candidates, including JICA’s immediately prior auditor.

JAPAN INTERNATIONAL COOPERATION AGENCY

Overview

JICA is an incorporated administrative agency established in October 2003 pursuant to the Act on General Rules for Incorporated Administrative Agencies and the JICA Act. JICA’s main objective is to contribute to the promotion of international cooperation as well as the sound development of the Japanese and global economy by supporting the socioeconomic development, recovery or economic stability of developing regions. Following an overhaul in October 2008 (see “—History”), JICA is currently the sole implementing agency for all major Japanese Official Development Assistance (“ODA”) schemes, which are separated into three categories—Technical Cooperation, Grant Aid and Finance and Investment (see “—Operations”).

JICA is entirely owned by the Japanese government and is subject to control and supervision by the Minister for Foreign Affairs of Japan and the Minister of Finance of Japan. As of March 31, 2025, government investment by Japan contributed to ¥8,425 billion of net assets on the balance sheet of JICA’s Finance and Investment Account and the capital ratio, calculated as total net assets divided by total assets, was 56.92%.

History

JICA’s origins can be traced back to January 1954, with the establishment of the Federation of Japan Overseas Associations. In subsequent years, the Society for Economic Cooperation in Asia, Japan Emigration Promotion, Co., Ltd., Overseas Technical Cooperation Agency, Japan Emigration Service and Japan Overseas Cooperation Volunteers were established, each with the objective of fostering international cooperation. JICA was originally established in May 1974 as a special public institution (“Former JICA”) with the promulgation of the Act of Japan International Cooperation Agency. In December 2001, a reorganization and rationalization plan for special public institutions was announced by the Japanese government. Included in this reform plan was a measure transforming JICA into an incorporated administrative agency. This was put into effect by the JICA Act, and Former JICA was re-established as an incorporated administrative agency in October 2003.

Separately, in December 1960, the Overseas Economic Cooperation Fund Law was promulgated, pursuant to which the Overseas Economic Cooperation Fund was established to take over management of the Southeast Asia Development Cooperation Fund from the Export-Import Bank of Japan (“JEXIM”). In April 1999, the Japan Bank for International Cooperation Law was promulgated, and the Japan Bank for International Cooperation (“JBIC”) was established, which succeeded the operations of the Overseas Economic Cooperation Fund and JEXIM.

JICA, in its current form, was established in October 2008 following the enactment in November 2006 of the Act for Partial Amendments to the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency. Pursuant to such Act, the operations of Former JICA, Finance and Investment previously managed by JBIC and a portion of Grant Aid provided by the Ministry of Foreign Affairs of Japan (“MOFA”) were succeeded by JICA. MOFA remains responsible for directly providing Grant Aid in conjunction with the execution of diplomatic policies.

Mission and Vision

JICA announced its current mission (“JICA, in accordance with the Development Cooperation Charter, will work on human security and quality growth”) and vision (“Leading the world with trust”) in July 2017, in light of the changing international relations. JICA will seek to achieve its mission and vision by committing itself to achieving them with pride and passion, immersing itself in the relevant site (gemba) and working together with people on-site, planning and acting strategically with broad and long-term perspective, bringing together diverse wisdom and resources, and thinking innovatively to bring about unprecedented impact. JICA, with its partners, will seek to take the lead in forging bonds of trust across the world, aspiring for a free, peaceful and prosperous world where people can hope for a better future and explore their diverse potential.

Strategy

Mid-Term Objectives and Plan

In accordance with Article 30, Paragraph 1 of the Act on General Rules for Incorporated Administrative Agencies, JICA has established a mid-term plan for achieving its mid-term objectives during the five-year period that commenced on April 1, 2022. Operation focuses for JICA’s mid-term objectives and plans include, among others:

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addressing key development agendas, such as achieving “quality-growth” and poverty eradication through such growth, sharing universal values and realizing a peaceful and secure society, building a sustainable and resilient international community by addressing global challenges; and

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realizing the vision of a “Free and Open Indo-Pacific (FOIP)”, human resource development of future leaders of developing countries through “JICA Development Studies Program” and other programs, addressing climate change and environment conservation and contributing to Japan’s socio-economic revitalization and globalization.

Sustainable Development Goals

JICA has been working to contribute to the peace, stability and the prosperity of the international community. JICA intends to proactively contribute to achieving the Sustainable Development Goals (SDGs), adopted at the UN summit in 2015, through its leadership.

JICA plans to play a key role in achieving the SDGs, making use of Japan’s own experience in the socio-economic development of Japan and in cooperation for the development of the international community. Specifically, JICA plans to play a key role in achieving goals for zero hunger, health, education, water/sanitation, energy, economic growth, industry/infrastructure, sustainable cities, climate actions and forests/biodiversity.

Recent Developments

Response to Crisis in Ukraine

JICA provides emergency measures, based on the policy of the Japanese government, to Ukraine, which is facing a crisis due to the military invasion. In the fiscal year ended March 31, 2023, JICA provided budgetary support of ¥78 billion in the form of “Emergency Economic Recovery Development Policy Loan” to the Ukrainian government. In addition, in June 2025, JICA signed a loan agreement to provide budgetary support up to ¥471.9 billion in the form of “Extraordinary Revenue Acceleration Loan for Ukraine” to the Ukrainian government. JICA has also been continuing its support for urgent recovery and reconstruction of destroyed infrastructures through various technical cooperation and a grant aid project. For instance, by technical cooperation, JICA supports the Ukrainian government to enhance capacity for detection and clearance of land mines as well as to prepare master plans on recovery and reconstruction for several severely damaged cities. By grant aid, a comprehensive package amounting to ¥100.1 billion for urgent recovery is to be provided for Ukraine, including provision of equipment for detection and clearance of mines, machines for clearance of debris of destroyed infrastructure and buildings, public transportation, energy supply, water supply and sanitation, healthcare, education, agriculture and others.

Measures to Address Climate Change

In its sustainability report published in November 2023, JICA outlined the following strategies, measures and policies to address climate change.

The Government of Japan declared in 2020 that it aims to achieve carbon neutrality by 2050. In addition, the Development Cooperation Charter, which was revised in 2023, pledges to align Japan’s development cooperation with the goals of the Paris Agreement. Taking the above into consideration, JICA formulated the JICA Sustainability Policy in 2023, as an organizational policy on sustainability management, which covers efforts to respond to climate change. The policy states that JICA aims to implement all new projects in a manner aligned with the goals of the Paris Agreement and to achieve carbon neutrality for its organization by 2030, which is based on Scope 1 and Scope 2 of the GHG Protocol, the international standard for calculating and reporting greenhouse gas emissions (for JICA’s headquarters and domestic offices only; overseas offices will be considered in stages).”

JICA believes that it can transform the risks of climate change into new opportunities for collaboration and co-creation to realize a sustainable world. For example, there is an increasing need for climate change adaptation measures in developing countries and efforts toward a carbon-neutral society. In this context, opportunities for cooperation are expanding, including the formulation and implementation of policies to address climate change, adaptation of counter measures to climate change in the fields of disaster prevention and agriculture, and investment in high-quality infrastructure that contributes to reducing greenhouse gas emissions, such as energy and public transportation. In addition, as global attention to climate change grows, various domestic and international stakeholders are beginning to work to solve related development issues. JICA aims to utilize our experience and knowledge to further promote co-creation with these stakeholders and contribute to the realization of a sustainable world.

Revision of JICA Act

On April 9, 2025, the Japanese parliament passed and enacted the revised JICA Act, which allows JICA to better utilize private funds for ODA schemes. To attract investors, the revised Act will enable JICA to acquire bonds of companies in developing countries. JICA will also be able to provide its guarantee to loans extended from local banks to such companies. Moreover, the revised Act will improve flexibility of JICA’s financing by allowing JICA to take out long-term loans from international organizations other than the government. JICA recognizes that the new operations under the revised JICA Act involve certain risks similar to those associated with existing operations. Through its overseas investment and loan operations to date, JICA has acquired know-how and systems for assessing credit risk. While building on this foundation, JICA intends to further expand its risk management system.

Funding

Funding Track Record

See the table described in “Business—Funding” below for the information on funding track record.

BUSINESS

Operations

Since its launch as a renewed organization in October 2008, JICA has become the sole implementing agency for all major Japanese ODA schemes: Technical Cooperation, Grant Aid and Finance and Investment.

Background to ODA in Japan

Various organizations and groups, including governments, international organizations, non-governmental organizations (“NGOs”) and private companies, carry out economic cooperation to support socioeconomic development in developing countries. The financial and technical assistance that governments provide to developing countries as part of this economic cooperation are referred to as ODA.

ODA is broadly classified into two types: bilateral aid and multilateral aid. Multilateral aid consists of financing and financial contributions to international organizations, while bilateral aid is provided in three forms: Technical Cooperation, Grant Aid and Finance and Investment. In addition, other schemes of bilateral aid include the dispatch of volunteers.

In recent years, developed countries in Europe and North America have expanded ODA as a means of strengthening the efforts to address global issues such as climate change and poverty reduction. Furthermore, new donor countries including the People’s Republic of China and the Republic of Korea have emerged. Japan, conversely, has decreased its ODA budget as a result of its severe financial circumstances.

In view of this international situation as well as the flow of domestic administrative reforms, the Japanese government has undertaken reforms that strategize ODA policies and strengthen implementation systems with the objective of further raising the quality of its ODA. With the aim of integrating ODA implementation organizations as part of these reforms, Overseas Economic Cooperation Operations of JBIC and Grant Aid Operations of MOFA (excluding those which MOFA continues to directly implement for the necessity of diplomatic policy) were transferred to JICA as of October 1, 2008, thereby creating a “New JICA”. See “—History”. Through this integration, the three schemes of assistance have become organically linked under a single organization, which better enables JICA to provide effective and efficient assistance.

JICA’s ODA

The principal schemes of ODA carried on by JICA are outlined below. JICA’s operations are separated into two categories for accounting purposes pursuant to Article 17 of the JICA Act: (a) a General Account, which is largely funded by management grants from the Japanese government, and (b) a Finance and Investment Account, which is funded through capital contributions and borrowings from the Japanese government, bonds issued to investors and interest and revenues generated by JICA. JICA’s Technical Cooperation and Grant Aid activities are carried on through its General Account. JICA’s Finance and Investment activities are carried on through its Finance and Investment Account.

Technical Cooperation

Technical Cooperation draws on Japan’s technology, knowhow and experience to nurture the human resources who will promote socioeconomic development in developing countries. Moreover, through collaboration with partner countries in jointly planning a cooperation plan suited to local situations, Technical Cooperation supports the development and improvement of technologies that are appropriate for the actual circumstances of these countries, while also contributing to raising their overall technology levels and setting up new institutional frameworks and organizations. These enable partner countries to develop problem-solving capacities and achieve economic growth.

Total Technical Cooperation expenditures (excluding management expenses and including expenses of technical assistance related to ODA Loans under Finance and Investment budget) for the fiscal year ended March 31, 2025 were ¥204.1 billion.

The following table provides breakdowns of JICA’s Technical Cooperation operations in terms of expenditures (excluding management expenses) by geographical region and sector for JFY 2024:

Technical Cooperation

JFY 2024
(%)
Distribution by Region
Asia	27.6
Africa	19.1
North and Latin America	7.1
Europe	5.1
Middle East	3.8
Pacific	2.8
Others	34.4

Total	100.0

Distribution by Sector
Public Works and Utilities	20.4
Human Resources	10.0
Agriculture, Forestry and Fisheries	10.0
Planning and Administration	8.4
Health and Medical Care	6.1
Business and Tourism	4.9
Energy	4.1
Social Welfare	1.6
Mining and Industry	0.5
Others	34.0

Total	100.0

Technical Cooperation includes acceptance of training participants, dispatch of experts, provision of equipment and implementation of studies aimed at supporting policymaking and planning of public works projects.

Grant Aid

Grant Aid, which is an assistance method that provides necessary funds to promote socioeconomic development, is financial cooperation with developing countries with no obligation for repayment. Particularly in developing countries with low income levels, Grant Aid is broadly implemented for building hospitals, bridges and other socioeconomic infrastructure, as well as for promoting education, HIV/AIDS programs, children’s healthcare and environmental activities, which directly support the improvement of living standards.

Assistance is given to development projects that are essential in developing countries’ nation building, including: construction of hospitals or schools and increasing access to safe water supply to satisfy basic human needs; improvement of irrigation systems to promote development of communities and agricultural productivity; construction of roads and bridges to build socio-economic foundations; building facilities to promote environmental conservation; and developing human resources. In recent years, assistance has also been provided for peacebuilding, developing business environments, disaster prevention and reconstruction after disasters, and measures to cope with climate change. Where necessary, technical guidance for operation and maintenance (soft components) is also provided, so that the facilities and other systems financed by Grant Aid are sustainably managed.

New agreements under JICA’s Grant Aid operations for the fiscal year ended March 31, 2025 totaled ¥104.6 billion.

The following table provides breakdowns of JICA’s Grant Aid operations in terms of total agreement amount by geographical region and sector for JFY 2024:

Grant Aid

JFY 2024
(%)
Distribution by Region
Africa	41.8
Asia	37.7
Pacific	12.4
Middle East	6.6
North and Latin America	1.3
Europe	0.3

Total	100.0

Distribution by Sector
Public Works and Utilities	47.9
Health and Medical Care	19.9
Human Resources	13.5
Agriculture, Forestry and Fisheries	8.0
Planning and Administration	6.1
Energy	1.9
Social Services	1.4
Mining and Industry	0.2
Others	1.1

Total	100.0

Finance and Investment

Finance and Investment supports the efforts of developing countries to advance by providing these nations with the capital necessary for development under long-term and substantially lower interest rates than commercial rates. The primary types of Finance and Investment are ODA Loans and Private Sector Investment Finance (“PSIF”):

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ODA Loans promote efficient use of the borrowed funds and appropriate supervision of the relevant projects, bolstering the developing countries’ ownership in the development process. ODA Loans are divided into Project-type Loans (including Project Loans, which account for the largest portion of ODA Loans, and finance projects such as roads, power plants, irrigation, water supply and sewerage facilities) and Non-Project Loans (including Program Loans, which support the implementation of national strategies and poverty reduction strategies and Commodity Loans, which provide settlement funds for urgent and essential imports of materials). In addition, JICA developed sovereign-based lending denominated in U.S. dollars to developing countries beginning in JFY 2016.

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Private Sector Investment Finance aims to stimulate economic activity and improve the living standards of people in developing countries through equity investments and loans for projects undertaken in developing countries by the private sector.

ODA Loans in particular enable the provision of finance in larger amounts compared with Technical Cooperation or Grant Aid. Thus, this form of aid has been well utilized for building large-scale basic infrastructures in developing countries.

JICA applies preferential terms for certain sectors and fields, namely: global environmental problems and climate change, health and medical care and services, disaster prevention and reduction, and human resource development.

Unlike Technical Cooperation or Grant Aid, Finance and Investment requires full repayment by the recipient country, which encourages the beneficiary country to focus closely on the importance and priority of projects and to make efforts to allocate and utilize the funds as efficiently as possible. In addition, as an ODA Loan is financial assistance with a repayment obligation, this method of assistance places a relatively small fiscal burden on the Japanese government and represents a sustainable instrument for ODA.

New Finance and Investment commitments for the fiscal year ended March 31, 2025 totaled ¥1,873.3 billion.

The following table provides breakdowns of JICA’s Finance and Investment operations in terms of commitment amount by geographical region and sector for JFY 2024:

Finance and Investment

(ODA Loans and PSIF)

JFY 2024
(%)
Distribution by Region
Asia	68.0
North and Latin America	11.8
Middle East	9.5
Europe	4.1
Africa	2.6
Pacific	0.3
Others	3.5

Total	100.0

Distribution by Sector
Transportation	37.7
Program Loans	15.5
Social Services	8.7
Electric Power and Gas	6.3
Irrigation and Flood Control	4.5
Agriculture, Forestry and Fisheries	4.2
Mining and Industry	3.2
Others	19.9

Total	100.0

Scale of Japan’s and JICA’s ODA Programs in Recent Years

In the year ended December 31, 2024, calculated according to the Grant Equivalent System*, Japan’s total ODA disbursements amounted to U.S.$16,772 million (¥2,539.9 billion). Of this total, Grant Aid accounted for U.S.$3,854 million (¥583.7 billion), Technical Cooperation U.S.$2,131 million (¥322.7 billion), Finance and Investment U.S.$8,286 million (¥1,254.9 billion) (the grant equivalent) and Contributions and Subscriptions to International Organizations U.S.$2,500million (¥378.7 billion) (the grant equivalent).

*The Grant Equivalent System records the amount of a loan aid equivalent to a grant as an actual ODA disbursement. The grant equivalent is calculated by applying the terms of the loan, such as the amount of loan provided, interest rate, and repayment period, to a formula. The more concessional the terms of the loan are, the larger the grant equivalent is. This system measures Japan’s actual loan aid more accurately compared to the net flow system, which was the standard used by the Development Assistance Committee (DAC) of the Organization for Economic Co-operation and Development (OECD) until 2017. (Under the Grant Equivalent System, the full amount of the loan is recorded; on the other hand, repaid amounts are counted as negative.) The conversion is executed according to the exchange rates specified by the OECD-DAC which is U.S. $1=151.4397.

With respect to JICA’s operations in the fiscal year ended March 31, 2025, Technical Cooperation implemented by JICA amounted to ¥204.1 billion, an increase of 8.0 % from the previous fiscal year. With respect to Grant Aid, which JICA began implementing from October 2008, JICA implemented 97 projects amounting to ¥104.6 billion (grant agreement amount). Within Finance and Investment, ODA Loans were provided through 38 projects amounting to ¥1,458.4 billion (commitment basis), while the Private-Sector Investment Finance amount totaled ¥414.9 billion (commitment basis) for 18 projects.

The table below sets forth trends in the scale of JICA’s programs for Technical Cooperation, Finance and Investment Commitments and Grant Aid for the past ten years:

Trends in Technical Cooperation, Finance and Investment Commitments and Grant Aid

	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021	JFY 2022	JFY 2023	JFY 2024
Technical Cooperation Disbursements for the Past Ten Years	¥191.7	¥207.7	¥192.3	¥190.1	¥175.1	¥131.6	¥191.8	¥175.2	¥189.1	¥204.1
Finance and Investment Commitment Amounts for the Past Ten Years	2,260.9	1,485.8	1,888.4	1,266.1	1,523.2	1,566.6	1,274.7	2,450.6	2,125.8	1,873.3
Grant Aid for the Past Ten Years(1)	124.5	99.0	135.3	102.7	79.0	71.7	69.5	119.2	155.3	104.6

Note:

(1)	Equal to the maximum amount of newly concluded Grant Agreements, pursuant to statistical standards that were revised from JFY 2021. Figures for past fiscal years have been retroactively revised.

JICA’s Path for Development Activities

JICA will develop and implement specific programs and projects based upon the Development Cooperation Charter, which was endorsed by the Japanese government in February 2015 and revised in June 2023. The revised Charter sets out three priority policies: (i) “quality growth” in the new era and poverty eradication through such growth; (ii) realization of peaceful, secure and stable societies, and maintenance and strengthening of a free and open international order based on the rule of law; and (iii) leading international efforts to address increasingly complex and serious global issues.

JICA’s Development Cooperation Achievements

In carrying out development activities in line with the Development Cooperation Charter, JICA draws on its track record of accomplishments achieved through the provision of ODA Loans. During the ten-year period from JFY 2014 to JFY 2023, JICA provided ODA Loans for construction and other infrastructure projects that have contributed to the following achievements, as determined in ex-post evaluations of the relevant projects:

•	Access to safe water (SDGs Goal 6). Provided access to safe drinking water to approximately 67.36 million people in developing countries;

•	Flood control system (SDGs Goal 11). Protected approximately 1.22 million people in developing countries from natural disaster risk;

•	Airport facilities (SDGs Goal 9). Met the air transportation needs of approximately 18.89 million people in developing countries on an annual basis;

•	Railroad facilities (SDGs Goal 9). Met the rail transportation needs of approximately 1.06 billion people in developing countries on an annual basis;

•	Roads (SDGs Goal 9). Constructed approximately 1,549 km of new roads and repaired approximately 15,089 km of existing roads in developing countries;

•	Sea ports (SDGs Goal 9). Constructed sea port facilities in developing countries with capacity to handle approximately 320 million tons of freight on an annual basis;

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Access to electricity (SDGs Goal 7). Met power generation needs in developing countries (equivalent to the electricity consumption needs of approximately 11.05 million people on an annual basis based on worldwide averages in 2015); and

•	Forestation (SDGs Goal 15). Supported forestation efforts in developing countries on the scale of approximately 2.59 million ha.

Sustainable Development Goals

JICA has been working to contribute to peace, stability, and the prosperity of the international community. JICA intends to proactively contribute to achieving the Sustainable Development Goals (SDGs), adopted at the UN summit in 2015, through its leadership.

JICA plans to play a key role in achieving the SDGs making use of Japan’s own experience in the socio-economic development of Japan and in cooperation for the development of the international community. Specifically, JICA plans to play a key role in achieving ten goals: zero hunger, health, education, water/sanitation, energy, economic growth, industry/infrastructure, sustainable cities, climate actions and forests/biodiversity.

Key Regional Initiatives

Southeast Asia and Oceania

While Southeast Asian countries have achieved high economic growth, disparities still persist within, and between, each country in the region. Given the region’s situation, JICA aims to address vast infrastructure needs, improve people’s connectivity through both hard and soft infrastructure, develop human resources to improve productivity and facilitate technological innovation, and work to support the formation of a peaceful and safe society. In addition, JICA supports development initiatives that are prevalent in the region, like disaster risk reduction, climate change mitigation and adaptation, and infectious disease control. Throughout its cooperation efforts, JICA takes into account its contributions to follow Japanese government policies, its commitments made at Japan-ASEAN summit meetings, as well as its partnerships with regional international organizations.

In Oceania, JICA aims to extend its assistance in addressing region-specific development issues in accordance with the Japanese government’s commitment at the Pacific Alliance Leaders Meeting (PALM). Priority areas includes addressing country vulnerabilities formed by natural disasters and impacts of climate change, as well as environmental issues that include waste treatment and water shortage concerns that have resulted from modernization and increasingly complex ocean issues.

South Asia

South Asia has the potential to become a center of the world’s economic growth, due to its young population and its vast consumer demands. However, the region also has the second largest impoverished population, next to Sub-Saharan Africa, and suffers from severe economic disparities, in addition to being highly vulnerable to natural disasters. Given the region’s situation, JICA aims to help develop foundations for the region’s economic growth, including the formation of a infrastructure, trade and investment environment; initiatives to secure the region’s peace, stability, and safety; practices to improve access to basic human needs; and methods to counter global issues like climate change and disaster risks. Throughout its cooperation efforts, JICA takes into account the needs of the region’s land-locked countries and look into ways to improve both hard and soft connectivity within the region and with other regions.

East Asia, Central Asia and the Caucasus

Since East Asia, Central Asia and the Caucasus have very strong geopolitical importance and a history of transitioning from a socialist to a market economy, it is important for JICA to help secure the region’s long-term stability and sustainable development efforts. Given the region’s situation, JICA supports initiatives to strengthen governance, industry diversification, as well as develop and strengthen infrastructure and human resource capacities. Throughout its cooperation efforts, JICA takes into account ways to improve intra- and inter-regional connectivity and resolve disparities.

Latin America and the Caribbean

While many of the countries in the region enjoy a certain extent of economic development, many of them also suffer from issues like poverty, economic and social disparities, and vulnerability to natural disasters. Given the region’s situation, JICA supports infrastructure development efforts, and initiatives like disaster risk reduction and tackling climate change, in collaboration with multinational development banks, to address global issues.

Also, JICA continues to provide necessary support for Japanese emigrants and their decedents (Nikkei) in the region, in order to further strengthen ties between Japan and the region. Furthermore, JICA aims to further strengthen its partnership and cooperation initiatives with Nikkei communities by providing support for Nikkei communities.

Africa

Africa is expected to form a large economy in the near future because of its rapid population growth. Therefore, continuous cooperation for Africa’s industrial development is important. However, challenges persist, like fluctuation in commodity prices, the spread of infectious diseases, and the expansion of violent extremism. These challenges require cooperative solutions. Given the region’s situation, JICA, in collaboration with the private sector, aims to support regional infrastructure development like transport, water and sanitation, and access to energy, including renewable energy; as well as industrial development; business and investment climate development, including human resource development; and improving basic human needs. Throughout its cooperation efforts, JICA also emphasizes the three pillars of “structural transformation for sustainable economic growth and social development”, “resilient and sustainable society” and “sustainable peace and stability”, which have been declared in the Tunis Declaration adopted at the Eighth Tokyo International Conference on African Development (TICAD8) on August 28, 2022. Furthermore, JICA not only promotes country-specific, but also region-wide, initiatives focusing on improving regional economic communities.

Middle East and Europe

Many countries in the region still suffer from the aftermath of Arab Spring, in addition to Syrian refugees now becoming a global issue. Under such circumstances, in addition to emergency humanitarian assistance by the international community, it is necessary to extend support to communities hosting refugees and address structural problems in the mid to long-term that triggered the crisis to begin with, like poverty and unemployment. Also in Europe, the consolidation of peace and economic development are of the utmost necessity to ensure stability in the region. Given the region’s situation, JICA aims to provide assistance targeting efforts to reduce social and regional disparities, develop human resources and infrastructure, improve the region’s investment environment and maintain and conserve the region’s urban areas and natural habitats. Throughout its cooperation efforts, JICA takes into account its contributions to the Japanese government’s initiative called “Inclusive assistance towards the stability of the Middle East region”.

Particularly, in dealing with Syria and other refugee issues, JICA plans to collaborate with neighboring countries and international organizations, taking into consideration the balance of benefits between the citizens of host countries and the refugees.

In Europe, JICA provides emergency measures, based on the policy of the Japanese government, to Ukraine, which is facing a crisis due to the military invasion. In fiscal year 2022, JICA provided budgetary support of ¥78 billion in the form of “Emergency Economic Recovery Development Policy Loan” to the Ukrainian government. In addition, in June 2025, JICA signed a loan agreement to provide budgetary support up to ¥471.9 billion in the form of “Extraordinary Revenue Acceleration Loan for Ukraine” to the Ukrainian government. JICA has also been continuing its support for urgent recovery and reconstruction of destroyed infrastructure through various technical cooperation and a grant aid project. For instance, by technical cooperation, JICA supports the Ukrainian government to enhance capacity for detection and clearance of land mines as well as to preparing master plans on recovery and reconstruction for several severely damaged cities. By grant aid, a comprehensive package amounting to ¥100.1 billion for urgent recovery is to be provided for Ukraine, including provision of equipment for detection and clearance of mines, machinery for clearance of debris of destroyed infrastructure and buildings, public transportation, energy supply, water supply and sanitation, healthcare, education, agriculture and others.

Issue-specific initiatives

Promote “Free and Open Indo-Pacific”

To realize a “Free and Open Indo-Pacific” as advocated by the Japanese government, JICA will provide the Indo-Pacific region with both tangible and intangible support. JICA’s support will include expanding and establishing freedom of navigation and the rule of law, improving regional connectivity by developing quality infrastructure that aligns with international standards, and providing development cooperation to support capacity building for maritime security.

Strengthen the capacity of leaders in developing countries

As a main pillar of its projects, JICA aims to advance the JICA Development Studies Program (JICA-DSP), launched in 2018, a program that maintains and strengthens trusted relationships between Japan and developing countries over the medium and long term. Special focus will be placed on strengthening collaboration with partner universities to provide more opportunities for international students (JICA Scholars) to systematically learn about Japan’s experience of development and the importance of the rule of law. JICA also remains committed to maintaining and developing relationships with the participants after they return to their home countries so that they can play an active role in their countries as leaders.

Strengthen healthcare and public health systems in developing countries

Aligning with former Prime Minister SUGA Yoshihide’s statement at the UN General Assembly on September 25, 2020, JICA has launched “JICA’s Initiative for Global Health and Medicine” to strengthen its work in protecting people’s lives while supporting Japan’s development policy and international efforts to achieve the pledge of “leaving no one’s health behind.” Under this initiative, JICA will take a holistic approach by focusing on prevention, precaution and treatment, and plans to provide support for infrastructural development by leveraging Japan’s experiences.

Establish a platform by enhancing domestic collaboration

JICA aims to strengthen its collaboration with diverse partners across Japan to address issues in developing countries, while also benefiting Japanese society. Special focus will be placed on establishing a platform to strengthen information-sharing, dialogues, and project collaborations regarding the Sustainable Development Goals (SDGs).

Promote innovation

To tackle development issues that are either new or unresolvable by using existing techniques, JICA will explore and adopt innovations. Special focus will be placed on making institutional arrangements for promoting innovations to overcome the limitations of conventional forms of cooperation and address challenges facing developing countries.

Improve strategy and external dissemination of projects

For important issues affecting the international community and Japan, JICA undertakes timely efforts to make full promotional use of international forums. Special focus will be placed on contributing to (1) climate change measures, (2) human security and (3) collaboration with Japanese communities in Latin America and the Caribbean. By proactively highlighting these activities, JICA aims to further enhance its presence in the international community.

Budget

The following table sets forth summary budget information in terms of budgeted expenses for the three main arms of operations of JICA for JFY 2024 and JFY 2025:

Budget for Three Main Arms of Operations

	JFY 2024	JFY 2025

	(in billions of yen)
Finance and Investment	¥2,751.9	¥2,310.0
Technical Cooperation	170.2	149.7
Grant Aid	156.2	151.4

Total	¥3,077.1	¥2,609.8

Note:

(1)

Occasionally current year budgets get updated during the year based on various facts and circumstances. Any changes to previously filed budgeted numbers is due to an updated budget being approved subsequent to the last filing.

Funding

Finance and Investment operations are funded in accordance with the government of Japan’s ODA commitments and carried out in line with policies implemented by the Japanese Cabinet, and JICA is authorized by statute to borrow from the Japanese government on a long-term basis or issue bonds in order to fund these operations. Over the past three fiscal years, the amount of available funding for JICA’s Finance and Investment operations under JICA’s funding plan has increased, as shown in the following table:

Finance and Investment Account Funding Plan

	JFY 2023	JFY 2024(1)	JFY 2025

	(in billions of yen)
Contribution from the government	¥47.8	¥81.3	¥50.5
Fiscal Investment and Loan Program (FILP)	1,674.6	2,081.0	1,882.5
Borrowing from FILP	1,449.1	1,916.0	1,702.5
Government-guaranteed bonds	225.5	165.0	180.0
FILP Agency Bonds(2)	80.0	80.0	80.0
Others	497.6	509.5	297.0

Total	¥2,300.0	¥2,751.9	¥2,310.0

Notes:

(1)	The amounts for JFY 2024 have been updated from prior disclosure, due to an updated budget being subsequently approved.
(2)	Refers to non-government-guaranteed domestic bonds issued pursuant to FILP.

Funding Track Record

Pursuant to JICA’s authority to issue bonds to fund its Finance and Investment operations, JICA has developed a track record of issuing bonds in both domestic and international markets.

Since December 2008, JICA has issued 84 non-government-guaranteed bonds in domestic markets, totaling ¥1,012 billion. The following table provides JICA’s issuance record of non-government-guaranteed bonds since January 2023:

Issuance Record of Non-Government-Guaranteed Bonds

Bond	Issue Date	Amount	Coupon	Term
		(in billions of yen)	(%)	(years)
71st	February 3, 2023	5.0	0.517	5
72nd	March 10, 2023	20.5	0.090	2
73rd	June 23, 2023	15.0	0.681	10
74th	June 23, 2023	10.0	1.110	20
75th	September 22, 2023	10.0	0.349	5
76th	September 22, 2023	12.0	0.747	10
77th	September 22, 2023	10.0	1.404	20
78th	February 2, 2024	8.0	0.294	5
79th	June 27, 2024	20.0	0.580	5
80th	November 28, 2024	20.0	0.820	5
81st	November 28, 2024	10.0	1.181	10
82nd	March 14, 2025	4.0	0.850	2
83rd	August 20,2025	15	0.923	3
84th	August 20,2025	8	1.178	5

Since November 2014, JICA has issued 10 government-guaranteed bonds in international markets, totaling $7,230 million. The following table provides JICA’s issuance record of government-guaranteed bonds:

Issuance Record of Government-Guaranteed Bonds

Bond	Issue Date	Amount	Coupon	Term
		(in millions of dollars)	(%)	(years)
1st	November 13, 2014	500	1.875	5
2nd	October 20, 2016	500	2.125	10
3rd	April 27, 2017	500	2.750	10
4th	June 12, 2018	500	3.375	10
5th	July 22, 2020	500	1.000	10
6th	April 28, 2021	580	1.750	10
7th	May 25, 2022	900	3.250	5
8th	May 23, 2023	1,250	4.000	5
9th	May 21, 2024	1,000	4.750	5
10th	May 22, 2025	1,000	4.250	5

Guidelines for Environmental and Social Considerations

Although JICA’s various projects aim for social and economic development, there is a risk that such initiatives may produce negative externalities on the environment as well as on the society in the form of involuntary resettlement or infringement of the rights of indigenous peoples. In order to achieve sustainable development, the impact and externalities of every project must be assessed and any means to avoid, minimize or compensate potential negative externalities must be integrated into the project. JICA refers to this internalization of environmental and social cost into the development cost as Environmental and Social Considerations (“ESC”). JICA has set out Guidelines for ESC which set forth JICA’s responsibilities and required procedures, together with obligations of partner countries and project proponents, in order to put ESC into practice.

JICA’s partners, including host countries, borrowers and project proponents bear the primary responsibility for ESC. JICA’s role is to examine ESC undertaken by project proponents in their development projects and to provide necessary support to ensure that the appropriate ESC are put into practice and that any adverse impact is avoided or minimized to an acceptable level.

Risk Management

The operations of the Finance and Investment account involve various risks, including credit risk, market risk, liquidity risk, and operational risk. As a government agency the nature as well as the volume of risks in JICA’s operations and the ways to deal with them differ from the risks and countermeasures at private financial institutions. Nonetheless, it is essential for JICA to have appropriate risk management just as at a financial institution.

In line with the global trend of an increasing focus on risk management among financial institutions and regulators, JICA is constantly improving its risk management of the Finance and Investment Account.

More specifically, risk management of the Finance and Investment Account is identified as a managerial issue to be addressed systematically and comprehensively by the organization. JICA has thus adopted a risk management policy for its operations, under which JICA identifies, measures and monitors various risks. The objective of this policy is to achieve sound and effective operations and to generate returns commensurate with risks.

JICA has established a Risk Management Committee for the Finance and Investment Account responsible for examining important issues related to integrated risk management.

JICA manages various risks associated with Finance and Investment operations as follows:

Credit Risk

Credit risk refers to the potential loss from difficulties or failure to recover credit assets due to the deteriorating financial condition of a debtor. The main area of Finance and Investment operations is lending. See “—Operations”. Consequently, the control of credit risk is a major part of JICA’s risk management. Sovereign risk in particular makes up a considerable part of the credit risk that accompanies ODA Loans.

JICA, as an official financer, evaluates sovereign risk by making full use of information gathered through communication with the governments and relevant authorities in the recipient countries, multilateral institutions such as the International Monetary Fund and the World Bank, other regional and bilateral donor organizations and private financial institutions in developed countries. With respect to PSIF, JICA assesses the risk associated with lending to private entities as well as country risk and currency risk.

Credit Rating System

JICA has established a credit rating system as part of the organization’s operating procedures. Credit ratings are the cornerstone of credit risk management, used for conducting individual credit appraisals and quantifying credit risks. Credit ratings are divided into two borrower specific categories: sovereign borrowers and non-sovereign borrowers, with the ratings updated where appropriate.

Self-Assessment of Asset Portfolio

When managing credit risks, it is important for JICA to make proper self-assessments of its loan portfolio and implement write-offs and loan loss provisions in a proper and timely manner. Based on the Financial Inspection Manual prepared by the Financial Services Agency of Japan, JICA has developed internal rules for such assessment. To establish an appropriate checking function in this process, the first-stage assessment is conducted by the relevant departments in charge of lending and investment, and the second-stage assessment by the credit risk analysis department. An accurate understanding of asset quality is of paramount importance to the maintenance of JICA’s financial soundness and for disclosure.

Quantifying Credit Risk

In addition to individual credit risk management, JICA quantifies credit risks with a view to evaluating the risk of its overall loan portfolio. To that end, it is important to take into account the characteristics of JICA’s loan portfolio, a significant proportion of which consists of long-term loans and sovereign loans to developing and emerging countries. Also, JICA takes into account multilateral mechanisms for securing assets such as the Paris Club, which is a unique framework for debt management by official creditor countries. By incorporating these factors into the credit risk quantification model, JICA measures credit risks and utilizes data for internal controls. JICA will also extend these procedures to acquisition of bonds and making of credit guarantees to private entities in developing countries to the extent we engage in these transactions pursuant to revisions to the JICA Act enacted April 9, 2025.

The following table shows information related to JICA’s risk-monitored loans disclosed according to the Banking Act and the Financial Reconstruction Act, based on self-assessment of assets, as of the dates indicated:

Risk-Monitored Loans

	As of March 31,
	2023	2024	2025

	(in billions of yen except for ratio)
Bankrupt or De Facto Bankrupt Assets	—	—	—
Doubtful Assets	¥87	¥87	¥89
Substandard Loans	1,055	1,131	1,091
Loans in Arrears by Three Months or More	378	378	32
Restructured Loans	676	752	1,059

NPLs Based on the Banking Act and the Financial Reconstruction Act (A)	¥1,142	¥1,218	¥1,179

Normal Loans (B)	14,103	15,498	16,554
Total (C) = (A) + (B)	¥15,245	¥16,716	¥17,733

A / C (%)	7.49%	7.29%	6.65%

Market Risk

Market risk refers to the potential losses incurred through changes in the value of assets and liabilities resulting from fluctuations in foreign currency exchange rates and/or interest rates. JICA bears risks arising from long-term fixed rate interest loans due to the characteristics of its lending activities. On this front, JICA is enhancing its capacity to absorb interest rate risk by using capital injections from the General Account Budget of the Japanese government.

Furthermore, interest rate swaps are carried out exclusively for the purpose of hedging interest rate risk. In order to control counterparty credit risk of interest rate swaps, the market value of transactions and credit worthiness of each counterparty are constantly assessed and collateral is secured when necessary.

With the introduction of operations such as Japanese ODA Loans with the option for borrowers to repay in currencies other than yen adopted in JFY 2012 and dollar-denominated Japanese ODA Loans started from the fiscal year ended March 31, 2017, currency risks may arise from the conversion of yen-denominated loans into foreign currency-denominated loans or from general exchange rate fluctuations. Consequently, currency risk is hedged through currency swaps. Moreover, when foreign currency-denominated investments are extended in PSIF, currency risk is assumed in connection with the valuation of investments. JICA manages this currency risk through regular and continuous monitoring of exchange rate fluctuations in the currency of the country in which the counterparty is located. JICA will extend the procedures above to acquisition of bonds and making of credit guarantees to private entities in developing countries to the extent we engage in these transactions pursuant to revisions to the JICA Act enacted April 9, 2025.

Liquidity Risk

Liquidity risk may result from a deterioration of JICA’s credit or to an unexpectedly large increase in expenditures or an unexpectedly large decrease in revenues. JICA adopts various measures to avoid liquidity risk through management of its cash flow. This includes efforts to secure multiple sources of funds such as agency bonds and borrowing under fiscal investment and loan programs established by JICA.

Operational Risk

Operational risk refers to potential losses stemming from work processes, personnel activities, improper systems or other external events. JICA manages the operational risk as part of its compliance policy.

Board Members

The names, current positions and previous positions of executive officers and auditors as of August 1, 2025 are as follows:

Executive Officers and Auditors

Title	Name	Date of appointment	Previous Position
President	TANAKA Akihiko	April 1, 2022	President, the National Graduate Institute for Policy Studies (GRIPS), Japan
Executive Senior Vice President Chief Sustainability Officer (CSO)	MIYAZAKI Katsura	May 23, 2024	Senior Vice President, JICA
Senior Vice President	IMOTO Sachiko	October 1, 2021	Director General, Media and Public Relations Department, JICA
Senior Vice President	ANDO Naoki	October 1, 2022	Director General, Operations Strategy Department, JICA
Senior Vice President	OBA Yuichi	October 1, 2023	Minister and Deputy Chief of Mission, Embassy of Japan in Thailand and Permanent Representative to UNESCAP
Senior Vice President	KAWAMURA Kenichi	October 1, 2023	Director, Water Resources Planning Division, Water Resources Department, Water and Disaster Management Bureau, Ministry of Land, Infrastructure, Transport and Tourism
Senior Vice President	HATAEDA Mikio	October 1, 2023	Vice President, JICA
Senior Vice President	YAHARA Masao	October 1, 2023	Head, Special Projects and Outreach Unit, Directorate for Financial and Enterprise Affairs, OECD
Senior Vice President	HARA Shohei	May 23, 2024	Director General, Operations Strategy Department, JICA
Senior Vice President	KOBAYASHI Hiroyuki	December 1, 2024	Director General, Human Resources Department, JICA
Auditor	SANO Keiko	July 1, 2022	Director General, Economic Development Department, JICA
Auditor	SEKIGUCHI Noriko	July 1, 2022	Outside Director, Audit and Supervisory Committee Member, TOKYO OHKA KOGYO CO.,LTD
Auditor	AKAHANE Takashi	December 1, 2022	Managing Partner at Anderson Mori & Tomotsune

Notes:

(1)	Senior vice presidents and auditors are listed in the order of their appointment.
(2)

Number of executive officers and auditors: Pursuant to Article 7 of the JICA Act, there shall be one president and three auditors, and there may be one executive senior vice president and up to eight senior vice presidents.

(3)

Terms of office of executive officers and auditors: Pursuant to Article 21 of the Act on General Rules for Incorporated Administrative Agencies, the term of office of the president is from the date of appointment until the last day of the mid-term plan currently in effect at the time of the appointment, and the term of office of each auditor is from the date of appointment until the date that the audited financial statements covering the final fiscal year of the mid-term plan for which such auditor is responsible are approved. Pursuant to Article 9 of the JICA Act, the term of office of the executive senior vice president, if any, is four years, and the term of office of the senior vice presidents, if any, is two years.

Employees

JICA employed 2,011 full-time employees across the Headquarters in Tokyo, 15 domestic offices and 97 overseas offices as of January 2025.